03002243

30
3/6/03

VE 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trusted Securities Advisors Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7600 Frances Avenue Suite 420
(No. and Street)

Minneapolis (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Engebretson (612)938-7009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION
MAR 03 2003
WASH. D.C. 165

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 19 2003

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trusted Securities Advisors Corp, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

TARA L. EIRICH
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES ~~NOV. 25, 2002~~ January 9, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Trusted Securities Advisors Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Trusted Securities Advisors Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2003

Trusted Securities Advisors Corp.

(A wholly owned Subsidiary of MONY Securities Corporation)
Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Trusted Securities Advisors Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Trusted Securities Advisors Corp. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis our opinion.

As discussed more fully in Note 2, the Company has extensive transactions and relationships with affiliated parties. In addition, the Company's management expects to transfer all of its operating assets and liabilities to the Parent company during the next year.

PricewaterhouseCoopers LLP

February 28, 2003

Trusted Securities Advisors Corp.
(A wholly owned subsidiary of MONY Securities Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 1,387,384
Deposit with clearing broker	50,000
Commissions receivable	264,609
Fixed assets, net of accumulated depreciation of $122,282	42,298
Other assets	64,901
Total assets	$ 1,809,192
Liabilities and stockholder's equity	
Liabilities	
Cash overdraft	$ 28,829
Commissions payable	320,536
Accounts payable and accrued liabilities	311,531
Total liabilities	660,896
Stockholder's equity	
Common stock, $.01 par value, authorized 100,000 shares; issued and outstanding 100 shares	1
Additional paid-in capital	6,963,499
Accumulated deficit	(5,815,204)
Total stockholder's equity	1,148,296
Total liabilities and stockholder's equity	$ 1,809,192

The accompanying notes are an integral part of this financial statement.

1. Business and Summary of Significant Accounting Policies

Trusted Securities Advisors Corp. (the "Company") is a wholly owned subsidiary of MONY Securities Corporation (the "Parent") which is a wholly owned subsidiary of the MONY Life Insurance Company ("MONY").

The Company is a registered broker dealer in securities pursuant to the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, the Securities Investor Protection Corporation, and the Municipal Securities Rulemaking Board, and is a licensed Registered Investment Adviser in two states.

The Company provides financial products and services primarily to customers through certified public accountants and other tax professionals, who are registered representatives of the Company. Customer accounts are carried by National Financial Services Corp. (NFSC), a Fidelity Investments Company, and the Company's clearing firm. The Company's programs are designed to provide securities brokerage services on a wholesale basis. All securities transaction are cleared through a clearing broker on a fully-disclosed basis and accordingly, the Company does not carry securities accounts for these customers.

It is the Parent's intention to transfer all operations and related assets and liabilities to the Parent during 2003.

The following is a summary of significant accounting policies followed by the Company.

a. Cash and cash equivalents
Cash and cash equivalents include demand deposits and investments in money market funds held in major U.S. financial institutions. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

b. Deposit with clearing organization
The Company has $50,000 on deposit with National Financial Services. This deposit earns interest monthly based on the 13-week U.S. Treasury Bill rate.

c. Receivable from clearing broker
Included within commissions receivable are receivables from clearing broker which represent commissions and interest receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. Fixed assets are depreciated using the straight-line method over a three to five year period.

d. Fixed assets
Fixed assets are depreciated using the straight-line method over a three to five year period.

e. Income taxes
MONY and its subsidiaries, including the Company, file a consolidated federal income tax return. The tax sharing agreement provides that the consolidated federal income tax expense be allocated to the Company based on its separate return calculation. The Company will benefit from the net

operating loss carryforwards at the point in time when the Company earns income. Intercompany tax balances are settled annually in the fourth quarter. The current year provision represents minimum state and local taxes.

f. Securities owned, and securities sold, not yet purchased
Included in other assets are $35 of securities owned, held at its clearing broker. Securities transactions and related income and expense are recorded on settlement date, which is not materially different than if transactions were recorded on the trade date. Securities are valued at market value, with unrealized gains and losses reflected in current period revenues. The Company has positions in securities that are primarily equity and mutual fund transactions.

Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As all of the Firm's securities are deposited with a clearing broker, they have been classified accordingly.

g. Revenue recognition
The Company receives commissions on sales of annuities and securities effected by its representatives. These securities include mutual funds, bonds and equity securities listed on the major stock exchanges and those sold over the counter. Commission revenues and related expenses are recorded on a trade date basis.

h. Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

i. Fair value of financial instruments
The fair value of financial assets and liabilities (consisting primarily of receivables and payables) is considered to approximate their carrying value due to the short-term maturity of the financial instruments.

2. Related Party Transactions

The MONY has guaranteed the ongoing operations of the company for no less than one year beginning December 31, 2002. During 2002, the Company received capital contributions of $1,500,000 the Parent.

The Company's Parent has entered into an agreement whereby MONY has indemnified the parent from losses in excess of $50,000 arising out of legal or arbitration proceedings.

3. Income Taxes

At December 31, 2002, the Company has federal and state net operating loss carryforwards of approximately $5,409,000 for book income tax purposes. The income tax net operating loss carryforwards will expire beginning in the years ending December 2018. At December 31, 2002, the Company had a federal and state deferred tax asset of approximately $1,786,000 and $1,024,000, respectively, consisting primarily of the tax effect of net operating loss carry forward. Based on

available evidence, it is more likely than not that the deferred tax asset will not be realized, accordingly, a valuation allowance in the same amount was established.

4. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers, which are principally U.S. financial institutions. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party with its clearing broker. Under such circumstances, the Company may sustain a loss if the market value its the security is different from the contract value of the transaction.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparites who do not perform under their contractual obligations.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $50,000. At December 31, 2002, the Company had net capital of $896,991, which was $846,911 in excess of its required net capital of $50,000. The Company's net capital ratio was .74 to 1.